Exhibit 99.1

Tarena International, Inc. Announces First Quarter 2014 Results

Record First Quarter Net Revenues Increased by 61% Year-Over-Year

Record First Quarter Net Income Increased by 1998% Year-Over-Year

Record Non-GAAP First Quarter Net Income Increased by 546% Year-Over-Year

Expects Second Quarter Net Revenues Growth of 47%-51% Year-Over-Year

BEIJING, May 20, 2014–Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Net revenues increased by 60.7% year-over-year to US$24.3 million from US$15.1 million in the same period in 2013.

•	Gross profit increased by 72.6% year-over-year to US$15.8 million from US$9.1 million in the same period in 2013. Gross margin increased to 64.7% as compared to 60.3% in the same period in 2013.

•	Operating income increased to US$0.1 million from an operating loss of US$0.2 million in the same period in 2013.

•	Non-GAAP operating income, which excludes share-based compensation expenses, increased to US$0.6 million from a non-GAAP operating loss of US$0.1 million in the same period in 2013.

•	Net income increased by 1998.3% year-over-year to US$1.0 million from US$0.05 million in the same period in 2013.

•	Non-GAAP net income, which excludes share-based compensation expenses, increased by 546.1% year-over-year to US$1.4 million from US$0.2 million in the same period in 2013.

•	Cash, cash equivalents and time deposits totaled US$35.7 million as of March 31, 2014, compared to US$38.3 million of cash, cash equivalents and time deposits as of December 31, 2013.

•	Deferred revenue totaled US$16.3 million as of March 31, 2014, compared to US$15.5 million as of December 31, 2013.

•	Total student enrollments in the first quarter 2014 increased by 29.6% year-over-year to 10,985.

•	Total number of learning centers increased to 97 as of March 31, 2014, from 92 as of December 31, 2013.

“We are pleased to report our first quarterly results as a public company,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer. “We started 2014 on a very positive note, delivering record first quarter revenue and profit. We saw continued strong growth in student enrollments in both IT and non-IT courses. We also continue to further diversify our course offerings and revenues by expanding into other high growth disciplines. For example, our digital art course, which was only launched in the first quarter of 2013, has grown tremendously to become our second largest course by student enrollments in the first quarter of 2014. While we expect to see increased enrollments for our Java course in 2014, it accounted for less than 42% of total student enrollments in the first quarter of 2014, compared to more than 60% in the same period in 2013. In addition, our student enrollments from the retail channel increased to 87% of the total student enrollments, compared to 80% in the same period in 2013, which resulted in higher average revenue per student.”

“Leveraging our hybrid learning model, we expanded significantly in 2013 by opening 35 new learning centers to accommodate the growing demand for our courses. While maintaining our strong top line growth, we set a key objective and priority for 2014 in improving our center efficiency and utilization, especially for newly opened centers. We already saw encouraging and tangible results in our first quarter 2014 financial numbers in terms of significant gross margin and operating margin growth. In the quarters ahead, we are confident that we will continue to grow our student enrollments and at the same time further increase our margins to drive both top- and bottom-line growth,” continued Mr. Han.

“Tarena’s clear leading position in the large and growing professional education services market in China and our innovative and proven hybrid learning model present us with huge growth potential over both near and long term. Our high quality education services and strong track record of graduates’ success provide a compelling value proposition to students, employers and universities in today’s increasingly competitive job market in China. Over the coming quarters and years, we will continue to focus on delivering high quality education services and enhancing students’ learning experiences and outcomes. With our recent NASDAQ IPO, we have further enhanced our market visibility and brand and are now even better positioned to grow our business and deliver long-term shareholder value,” Mr. Han concluded.

Mr. Suhai Ji, Tarena’s Chief Financial Officer, added, “we are very pleased with our record top- and bottom-line financial results as the first quarter is typically our seasonally slowest period for student enrollment due to the Chinese New Year holiday period. The impact of the Chinese New Year in 2014 was more profound because it fell at the end of the month on January 31 when we typically commence new classes for our courses. As a result, we only had new students starting classes at the end of February and March in the first quarter this year instead of having new students at the end of each month in the first quarter of 2013 because the Chinese New Year fell on February 10 in 2013. In this respect, we are very pleased with our year-over-year revenue growth of 61% and student enrollment growth of 30% in the first quarter of 2014. In addition, we improved our gross margin by 440 basis points year-over-year to 65% in the first quarter of 2014 and for the first time had an operating profit in the first quarter. This type of positive momentum and our relentless focus on execution give us more confidence to deliver even stronger results in the quarters ahead for 2014 and beyond.”

First Quarter 2014 Results

Net Revenues

Net revenues increased by 60.7% to US$24.3 million in the first quarter of 2014, from US$15.1 million in the same period in 2013. The increase was primarily due to increased student enrollments and higher average revenue per student, as defined by net revenues divided by student enrollment.

Total student enrollments in the first quarter of 2014 increased by 29.6% to 10,985 from 8,473 in the same period in 2013, which was driven by the number and popularity of our course offerings. The number of our course offerings increased from 9 to 11 in the first quarter year-over-year while the number of our learning centers increased from 76 to 97 in the same period year-over-year to cater to the increased demand for our courses.

Average revenue per student in the first quarter of 2014 increased by 24.0% to US$2,216 from US$1,787 in the same period in 2013. The growth in average revenue per student was mainly driven by the increase of standard tuition fees for our courses and the higher percentage of retail channel in our student enrollment channel mix. Beginning in the second quarter of 2013, we raised the standard tuition fees on some of our courses by RMB1,000 (US$163) per course. While we typically charge students enrolled through the retail channel the standard tuition fee, we generally offer students enrolled through the university channel a discount of approximately RMB4,000 (US$654) per person per course. Our student enrollment mix from retail and university channel was 87%/13% and 80%/20% in the first quarter of 2014 and 2013, respectively.

Cost of Revenues

Cost of revenues increased by 42.8% to US$8.6 million in the first quarter of 2014, from US$6.0 million in the same period in 2013. The increase was due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers. The increase in cost of revenues was also attributable to increased rental and depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 72.6% to US$15.8 million in the first quarter of 2014, from US$9.1 million in the same period in 2013. Gross margin increased to 64.7% in the first quarter of 2014 from 60.3% in the same period in 2013. The improvement in gross margin was mainly due to enhanced operational efficiency for our learning centers. Personnel cost and welfare expenses decreased to 12.8% of total net revenues in the first quarter of 2014, from 15.2% in the same period in 2013. Rental expenses decreased to 10.7% of total net revenues in the first quarter of 2014, from 12.7% in the same period in 2013.

Operating Expenses

Total operating expenses increased by 67.1% to US$15.6 million in the first quarter of 2014, from US$9.4 million in the same period in 2013 as a result of increases in our selling and marketing, general and administrative and research and development expenses. Total operating expenses for the first quarter of 2014 accounted for 64.3% of total net revenues, compared to 61.9% in the same period in 2013.

Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 65.1% to US$15.2 million in the first quarter of 2014, from US$9.2 million in the same period in 2013. Total non-GAAP operating expenses for the first quarter of 2014 accounted for 62.4% of total net revenues, compared to 60.7% in the same period in 2013. Total share-based compensation expenses allocated to the related operating costs and expenses increased by 169.3% to US$0.5 million in the first quarter of 2014, from US$0.2 million in the same period in 2013.

Selling and marketing expenses increased by 60.0% to US$8.8 million in the first quarter of 2014, from US$5.5 million in the same period in 2013. The increase was due to increased personnel cost and welfare expenses related to the growth in our selling and marketing headcount and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our network of learning centers. Selling and marketing expenses in the first quarter of 2014 accounted for 36.3% of the total net revenues, compared to 36.4% in the same period in 2013.

General and administrative expenses increased by 76.2% to US$5.7 million in the first quarter of 2014, from US$3.2 million in the same period in 2013. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, higher bad debt allowance given the slower collection during the Chinese New Year period in the first quarter, and to a lesser extent, higher professional expenses. General and administrative expenses in the first quarter of 2014 accounted for 23.3% of the total net revenues, compared to 21.3% in the same period in 2013. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 71.7% to US$5.3 million, from US$3.1 million in the same period in 2013. Non-GAAP general and administrative expenses in the first quarter of 2014 accounted for 21.7% of total net revenues, compared to 20.3% in the same period in 2013.

Research and development expenses increased by 82.5% to US$1.1 million in the first quarter of 2014, from US$0.6 million in the same period in 2013. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses. Research and development expenses in the first quarter of 2014 accounted for 4.7% of total net revenues, compared to 4.1% in the same period in 2013.

Operating Income/Loss

Operating income increased to US$0.1 million in the first quarter of 2014 from an operating loss of US$0.2 million in the same period in 2013. Non-GAAP operating income, which excluded share-based compensation expenses, increased to US$0.6 million, from a non-GAAP operating loss of US$0.1million in the same period in 2013.

Interest Income, Net

Net interest income was US$0.5 million in the first quarter of 2014, compared to US$0.3 million in the same period in 2013. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students.

Income Tax Expense

Income tax expense was US$0.1 million in the first quarter of 2014, as compared to almost nil in the same period in 2013. The increase was mainly due to higher taxable income, partially offset by a decrease in the effective income tax rate to 7.1% in the first quarter of 2014 from 17.5% in the same period in 2013. The decrease in the effective income tax rate was primarily due to a tax holiday of a two-year full exemption from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018 entitled by one of our wholly owned subsidiaries which is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law.

Net Income

As a result of the foregoing, net income increased by 1998.3% to US$1.0 million in the first quarter of 2014, from US$0.05 million in the same period in 2013. Non-GAAP net income, which excluded share-based compensation expenses, increased by 546.1% to US$1.4 million in the first quarter of 2014, from US$0.2 million in the same period in 2013.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of 2014 are expected to be between US$30.5 million and US$31.5 million, representing an increase of 47% to 51% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are all subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first quarter of 2014 ended March 31, 2014 at 9:00 p.m. Eastern Time on May 19, 2014 (9:00 a.m. Beijing time on May 20, 2014).

The dial-in details for the live conference call are as follows:

U.S. Toll Free: +1 855 500 8701

International: +1 845 675 0438

Hong Kong: +852 3051 2745

United Kingdom: +44 800 015 9724

China Mainland: 400 120 0654

Conference ID: 42543554

A replay of the call will be available after the conclusion of the conference call at 12:30 a.m. U.S. Eastern Time on May 20 through June 18, 2014.

The dial-in details for the replay are:

U.S. Toll Free: +1 855 452 5696

International: +1 646 254 3697

Conference ID: 42543554

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena’s website at http://ir.tarena.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the second quarter of 2014 and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (Nasdaq:TEDU) is a leading provider of professional education services in China. The Company is the largest provider of IT professional education services in China with a market share of 8.3% as measured by revenues in 2013 according to IDC, a third-party research firm. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in nine IT subjects and two non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 130,000 students, cooperated with more than 500 universities and colleges and placed students with approximately 35,000 corporate employers in a variety of industries. For further information, please visit http://ir.tarena.com.cn.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and net income per share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

Our non-GAAP financial information provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. These non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Christina Zhu

Investor Relations

Tarena International Inc.

Tel: +8610 6213 5687

Email: ir@tarena.com.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31	December 31
	2014	2013
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	25,267,294	26,139,255
Time deposits	812,731	—
Accounts receivable, net of allowance for doubtful accounts	17,225,558	15,001,222
Prepaid expenses and other current assets	7,082,238	3,497,332
Deferred income tax assets	1,614,355	1,546,213

Total current assets	52,002,176	46,184,022
Time deposits	9,661,783	12,161,617
Accounts receivable, net of allowance for doubtful accounts	661,582	415,881
Property and equipment, net	12,600,934	12,805,567
Other non-current assets	1,749,483	2,105,832

Total assets	76,675,958	73,672,919

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	206,678	217,451
Amounts due to a related party	51,633	—
Income taxes payable	2,648,952	3,012,165
Deferred revenue	16,325,368	15,487,494
Accrued expenses and other current liabilities	8,085,936	6,617,558

Total current liabilities	27,318,567	25,334,668

Other non-current liabilities	241,370	243,555

Total liabilities	27,559,937	25,578,223

Commitments and contingencies	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	419,776	419,776
Series B convertible redeemable preferred shares	16,305,380	15,747,869
Series C convertible redeemable preferred shares	95,211,135	95,211,135

Total mezzanine equity	111,936,291	111,378,780

Shareholders’ deficit:
Ordinary shares	12,226	12,226
Accumulated other comprehensive income	1,217,097	1,634,920
Accumulated deficit	(64,049,593)	(64,931,230)

Total shareholders’ deficit	(62,820,270)	(63,284,084)

Total liabilities, mezzanine equity and shareholders’ deficit	76,675,958	73,672,919

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended March 31
	2014	2013
	US$	US$
Net revenues	24,338,449	15,141,601
Cost of revenues(a)	(8,584,919)	(6,013,493)

Gross profit	15,753,530	9,128,108
Selling and marketing expenses(a)	(8,827,630)	(5,518,140)
General and administrative expenses(a)	(5,675,917)	(3,220,800)
Research and development expenses(a)	(1,144,812)	(627,123)

Operating income (loss)	105,171	(237,955)
Interest income	459,319	292,839
Other income	472,843	717

Income before income taxes	1,037,333	55,601
Income tax expense	(74,424)	(9,710)

Net income	962,909	45,891
Accretion of convertible redeemable preferred shares	(557,511)	(484,147)

Net income (loss) attributable to ordinary shareholders(b)	405,398	(438,256)

Net income (loss) per share(c):
Basic and diluted	0.01	(0.04)
Weighted average number of ordinary shares outstanding:
Basic	12,226,558	10,851,287
Diluted	19,146,486	10,851,287
Net income	962,909	45,891
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(417,823)	73,318

Comprehensive income	545,086	119,209

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended March 31
	2014	2013
	US$	US$
Cost of revenues	8,404	4,295
Selling and marketing expenses	30,890	11,308
General and administrative expenses	401,944	149,264
Research and development expenses	35,001	12,003

(b)	The net income (loss) attributable to ordinary shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on April 3, 2014. Thereafter, there will be no accretion to the preferred shares and all net income will be attributable to the ordinary shareholders.
(c)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended March 31
	2014	2013
	US$	US$
GAAP Cost of revenues	8,584,919	6,013,493
Share-based compensation expense in cost of revenues	8,404	4,295

Non-GAAP cost of revenues	8,576,515	6,009,198

GAAP Selling and marketing expenses	8,827,630	5,518,140
Share-based compensation expense in selling and marketing expenses	30,890	11,308

Non-GAAP selling and marketing expenses	8,796,740	5,506,832

GAAP General and administrative expenses	5,675,917	3,220,800
Share-based compensation expense in general and administrative expenses	401,944	149,264

Non-GAAP general and administrative expenses	5,273,973	3,071,536

GAAP Research and development expenses	1,144,812	627,123
Share-based compensation expense in research and development expenses	35,001	12,003

Non-GAAP research and development expenses	1,109,811	615,120

Operating income (loss)	105,171	(237,955)
Share-based compensation expenses	476,239	176,870

Non-GAAP operating income (loss)	581,410	(61,085)

Net income	962,909	45,891
Share-based compensation expense	476,239	176,870

Non-GAAP net income	1,439,148	222,761
Accretion of convertible redeemable preferred shares	(557,511)	(484,147)

Non-GAAP net income (loss) attributable to ordinary shareholders	881,637	(261,386)

Non-GAAP net income per share(a)
Basic	0.02	(0.02)
Diluted	0.01	(0.02)

Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per share(b)
Basic	12,226,558	10,851,287
Diluted	19,146,486	10,851,287

Notes:

(a)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.
(b)	The Non-GAAP net income (loss) per share is computed using Non-GAAP net income (loss) attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income (loss) per share calculation.